SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                AMENDMENT NO. 1
                                      to
                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the Month of January 2000

                          PEAK INTERNATIONAL LIMITED
            (Exact name of Registrant as specified in its charter)


                       Units 3, 4, 5 and 7, 37th Floor,
                                Cable TV Tower
                               9 Hoi Shing Road,
                                   Tsuen Wan
                                N.T., Hong Kong
             (Address of registrant's principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F   x       Form 40-F
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No   x
                                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

          Peak International Limited files the following exhibit (which is a corrected version of the press release filed by Peak International in a Form 6-K Report of Foreign Issuer on January 20, 2000) as part of this Report, which is incorporated by reference into this Report:

     Exhibit 99 Copy of Press Release, dated January 19, 2000, issued by Peak International Limited

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PEAK INTERNATIONAL LIMITED


                                  By:    /s/  Jack Menache
                                     --------------------------------------
                                     Name:  Jack Menache
                                     Title: Vice President, Administration,
                                            General Counsel & Secretary

Date:  January 31, 2000

                                                                    Exhibit 99



 Contact:   Robert D. Siegfried/Jessica    Contact:  Calvin L. Reed, CEO
            Barist                                   Peak International Ltd.
            Kekst and Company                        (858) 385-0308
            (212) 521-4800


                   PEAK INTERNATIONAL ACHIEVES RECORD SALES
                           FOR THIRD FISCAL QUARTER

   -- Third Fiscal Quarter Sales Increase Approximately 29% to $22.6 Million from $17.5 Million in the Same Period of the Prior Year --


HONG KONG and FREMONT, California, January 19, 2000 -- Peak International Limited (NASDAQ: PEAKF) (AMEX: PTT) today announced record sales for its third fiscal quarter ended December 31, 1999. Revenues exceeded those in the comparable quarter for the prior year as well as this year's second fiscal quarter.

Peak achieved net sales of $22.6 million for its third fiscal quarter, a 29% increase over the third fiscal quarter one year ago and a 10% increase over this year's second fiscal quarter. Gross profit for this year's third fiscal quarter was $10.2 million, or 45.3% of sales, compared to $7.2 million, or 41%, of sales for the same period last year. This compares favorably to the 42.2% gross profit margin for this year's second fiscal quarter. The improvements are largely the result of economies of scale derived from increases in unit volume.

Peak's net income for this year's third fiscal quarter reached $4.5 million, compared to $1.9 million for the same period last year and $4.2 million for this year's second fiscal quarter ended September 30, 1999. For this year's fiscal third quarter, basic and fully diluted earnings per share were $0.33 and $0.32, respectively. Operating income of $4.6 million for this year's fiscal third quarter was up 140% over the $1.9 million for the fiscal third quarter one year ago (which included a special $2 million provision) and comparable to the strong September 30, 1999 second fiscal quarter.

Calvin L. Reed, Peak's Chief Executive Officer, said, "We are gratified by Peak's progress and the strength of our performance. This was achieved despite higher expenses related to legal matters and the reorganization and relocation of our U.S. facilities. Reflecting the continuing momentum of the semiconductor industry, Peak experienced a 40% increase in unit volume for its major product segment, IC shipping trays, compared to the same period of last year and an 8% increase over this year's second fiscal quarter.

"During the quarter, management focused on manufacturing efficiencies. These efficiencies helped offset increased legal costs, which are expected to continue over the near-term in light of the class action lawsuit and litigation with former management. We are pleased to announce that we settled our litigation with the SemiCycle Foundation.

"We have focused substantial attention to penetrating the tape & reel business. The learning curve is more difficult than we had predicted. While we suffered some initial setbacks, we believe our entrance in this segment will be successful.

"Inventory levels remain high and we are continuing to seek ways to reduce them. Our large inventories around the world provide a substantial advantage to Peak as they enable us to respond very promptly to our customer's demands for product on short lead time. Our challenge is to find way to continue to provide this high level of service and at the same time reduce our inventories around the world.

Peak International, Limited is a leading supplier of precision-engineered transport products for the storage, transportation and automated handling of semiconductor devices and other electronic components.

This press release contains forward-looking statements that are subject to certain risks and uncertainties, including among others, the resolution of class action shareholder litigation, intellectual property rights of third parties, issues relating to its operations in China, and other matters that could cause actual results to differ materially from the projections made herein.

                              -- Table Follows --

                       Consolidated Statements of Income


                                         Three Months Ended December 31
                                                  (Unaudited)
                                              1999            1998
----------------------------------------------------------------------------
                                       (in thousands, except per share data)


Net Sales                                  $22,611          $17,488
Cost of Goods Sold                          12,377           10,322
                                           -------          -------
Gross Profit                                10,234            7,166

General & Administrative, and
Research & Development                       3,285            1,791
Selling & Marketing                          2,307            1,440
G&A -special charge                                           2,000
                                           -------          -------
Operating Income                             4,642            1,935
Other Income -net                               91              201
Interest Income -net                           156              131
                                           -------          -------
Profit Before Tax                            4,889            2,267
Taxation                                       437              384
NET INCOME                                  $4,452          $ 1,883
                                          --------        ---------
                                          --------        ---------
EARNINGS PER SHARE
    - Basic                                  $0.33            $0.14
    - Diluted                                $0.32            $0.14
Weighted Avg # Shares-Diluted               14,118           13,509


                                         Nine Months Ended December 31
                                                  (Unaudited)
                                              1999            1998
----------------------------------------------------------------------------
                                    (in thousands, except per share data)


Net Sales                                  $61,986          $48,561
Cost of Goods Sold                          35,012           29,096
                                           -------          -------
Gross Profit                                26,974           19,465

General & Administrative, and
Research & Development                       8,074            5,253
Selling & Marketing                          5,966            4,342
G&A -special charge                                           2,000
                                           -------          -------
Operating Income                            12,934            7,870
Other Income -net                              369              647
Interest Income -net                           352              598
                                           -------          -------
Profit Before Tax                           13,655            9,115
Taxation                                     1,237              998
                                           -------          -------
NET INCOME                                 $12,418           $8,117
                                           -------          -------
                                           -------           -----
EARNINGS PER SHARE
   - Basic                                   $0.91            $0.60
   - Diluted                                 $0.89            $0.60
Weighted Avg #Shares-Diluted                13,987           13,523

                          Consolidated Balance Sheets


                               December 31, 1999        March 31,1999
                                               (unaudited)
----------------------------------------------------------------------------
                                              (in thousands)
ASSETS
Current assets:
  Cash & cash equivalents                  $15,841          $10,598
  Accounts receivable-net                   14,856           11,828
  Inventory-net                             25,453           26,469
  Other current assets                       1,059            1,241
                                          --------          -------
     Total Current Assets                   57,209           50,136
                                          --------          -------
Property, plant and
   equipment-net                            52,535           43,517
                                         ---------          -------
TOTALS                                    $109,744          $93,653
                                          --------          -------
                                          --------          -------

LIABILITIES AND
STOCKHOLDERS' EQUITY
Current Liabilities:
  Bank borrowings                               34                0
  Accounts payable                           8,992            6,624
  Taxation                                   4,782            3,805
     Total Current Liabilities              13,808           10,429
                                           -------          -------

LT Provision                                   647              647
Deferred income taxes                        1,614            1,607
                                          --------          -------
    Total Liabilities                       16,069           12,683
                                          --------          -------

Stockholders' Equity:
  Share capital                                137              135
  Additional paid-in capital                35,084           34,620
  Retained earnings                         59,372           46,954
  Cumulative translation adjustment          (918)            (739)


                                       8


     Total stockholders' Equity             93,675           80,970
                                          --------          -------

TOTALS                                    $109,744          $93,653
                                          --------          -------
                                          --------          -------



                                    #  #  #





































                                       9